U.S. Securities and Exchange Commission
                             Washington, D.C. 20549



                                  FORM 10-SB/A
                                 AMENDMENT NO. 3



              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934



                           PRAXIS PHARMACEUTICALS INC.
                 (Name of Small Business Issuer in its charter)


              UTAH                                       87-0393257
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)



    595 HORNBY STREET, SUITE 600, VANCOUVER, BRITISH COLUMBIA V6C 1A4 CANADA
               (Address of principal executive offices) (Zip Code)


                    Issuer's telephone number: (604) 646-5614


        Securities to be registered under Section 12(b) of the Act: NONE


           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, $.001 PAR VALUE
                                (Title of class)




Exhibit index on page 17.                                  Page 1 of 37 pages

                                     PART I

ITEM 1.    DESCRIPTION OF BUSINESS.

         Praxis Pharmaceuticals Inc. ("Praxis" or the "Company") was formed in response to an apparent market opportunity in the pharmaceutical industry for small molecular agents capable of moderating inflammatory responses. The founding individuals recognized several significant diseases, which are inadequately served by current therapies, as providing this opportunity. Praxis is a startup company, which commenced operations in July 1997. Its mission is to develop a unique panel of therapeutics based on carbohydrate chemistry. To achieve that mission, Praxis plans to acquire licenses for products or intellectual property from other organizations or companies when and if there is sufficient evidence that this would facilitate the expansion of the range of therapeutics that Praxis has in its product line. Praxis also plans to develop new drugs internally. The drugs are intended to be used in the control of inflammation in a range of indications, such as skin conditions to autoimmune diseases. The technology also has applicability in the cosmetic and nutraceutical markets and agents for wrinkles and other conditions are being developed for these markets.


         Effective September 30, 1999, Praxis granted a worldwide, exclusive license to Fairchild International Inc., an affiliate, for all products and processes developed, and to be developed, relating to arthritis and dermal wrinkles, in consideration for 2,600,000 shares of Fairchild common stock (valued at $26,000) and a research engagement for $250,000. A first installment of $62,500 was paid on October 1, 1999. Quarterly payments of $50,000 are to be made beginning January 1, 2000, with a final payment of $37,500 due October 1, 2000. The January 1, 2000 and April 1, 2000 installments have been paid. The receipt of the remaining $87,500 from Fairchild is not certain. Fairchild's financial condition is questionable. The independent auditors' report on Fairchild's financial statements for the year ended December 31, 1999 included an explanatory paragraph relating to the uncertainty of Fairchild's ability to continue as a going concern. Praxis is to use the $250,000 only for the conduct of research and development projects relating to dermal wrinkles and arthritis, as outlined in "Schedule C", unless Praxis obtains the prior written authorization from Fairchild. (This agreement, including "Schedule C", has been filed as Exhibit 10.1 to this registration statement.)



         Praxis is to be paid 35% of net revenue, which is any consideration received by Fairchild from the sale of a licensed product or the granting of a sublicense, after deduction of the following: $250,000 to be paid by Fairchild plus any other development costs, manufacturing and production costs, marketing and selling costs, and expenses incurred by Fairchild in connection with obtaining regulatory approvals. This means that the $250,000 research expenditures are returned to Fairchild before any royalties are paid to Praxis. Accordingly, it is not certain when, if, or to what extent Praxis will receive any royalty revenues from this licensing arrangement. Upon the expiration of the last licensed patent, which includes any patents arising out of applications to be filed in the future, Fairchild's license shall become a fully paid-up, perpetual license. This date would be no sooner than 2016. The settlement of any disputes regarding this agreement with Fairchild will be by binding arbitration, with the arbitrators to be selected by the Company and Fairchild.



         At the time Praxis entered into the agreement with Fairchild in May 1999, David Stadnyk, an officer, director, and principal shareholder of the Company, owned approximately 16.4% of the outstanding stock of Fairchild and was a promoter of Fairchild. In addition, in March 1999 Fairchild paid Mr. Stadnyk consulting compensation of $25,000, 500,000 shares of Fairchild common stock, and one-year options to purchase 1,000,000 shares of Fairchild common stock. The options expired without having been exercised. See "Company Development" below and Part I - Item 7. Certain Relationships and Related Transactions.


BACKGROUND AND CORPORATE STRUCTURE

         Praxis  Pharmaceuticals,  Inc. was  incorporated on June 20, 1997 under the laws of the State of Nevada. In June 1998, Praxis-Nevada engaged in a reverse acquisition transaction with Micronetics, Inc., a company incorporated in Utah on December 31, 1981, where the shareholders of Praxis-Nevada gained
control  over   Micronetics.   Micronetics  then  changed  its  name  to  Praxis
Pharmaceuticals Inc. Praxis-Nevada engaged in the reverse acquisition transaction to achieve having its common stock quoted on the OTC Bulletin Board. At the time of the transaction, the common stock of Micronetics was quoted on the OTC Bulletin Board under the symbol "MKRO" and had a shareholder base of 262 holders. Praxis-Nevada had a shareholder base of 13. Immediately after the reverse acquisition transaction, the shareholders of Praxis-Nevada held approximately 98% of the outstanding shares of the Company.

         A wholly owned Australian subsidiary, Praxis Pharmaceuticals Australia Pty. Ltd. (ACN 082 811 630) ("Praxis-Australia"), was formed in June 1998 as a private company.

         In October 1999 an equity investment was made in Praxis Australia by Rothschild Bioscience Managers Ltd., which reduced Praxis' equity ownership to 35%.

PATENTS AND LICENSE RIGHTS

         The Company has obtained exclusive licenses to exploit and use intellectual property possessed by the Australian National University in the area of phosphosugars and their analogues as anti-inflammatory agents, covered by the University's patents (including USA 5506210, European 89909685.3, International WO90/01938 and Australia PO3098/96).

         Anutech Pty Limited, the commercial subsidiary of Australian National University, originally granted a license to the Company in October 1997. This earlier agreement was superseded by an agreement dated October 14, 1999. The Company's exclusive worldwide license pertains to the use of phosphosugars as nutraceuticals (foods that provide medicinal or health benefits), complementary medicines, or cosmetics. The license specifically excludes the use of phosphosugars as prescription therapeutics and topical application for wound care. As consideration for the license, Anutech is to receive a 4% royalty on net sales of products, 50% of all royalty income on net sales of products received from sublicensees, and 15% of all sublicense fees.

         Anutech has granted Praxis-Australia the exclusive worldwide license to the use of phosphosugars as prescription therapeutics and specifically excludes the uses granted to the Company. Anutech is to receive 2% of all amounts received by Praxis-Australia or any sublicensee in connection with the licensed intellectual property or related products.

         In addition to the licenses described above, Praxis owns two patents that relate to agents for use in immunosuppression and transplant rejection (US5691346 and US 5837709). Praxis believes that patent protection of its technologies, processes and products is important to its future operations. The success of Praxis's proposed products might depend, in part, upon the Company's ability to obtain patent protection. Praxis intends to enforce its patent position and intellectual property rights vigorously. The cost of enforcing Praxis's patent rights in lawsuits, if necessary, may be significant and could interfere with Praxis's operations. Although Praxis intends to file additional patent applications, as management believes appropriate, with respect to any new products or technological developments, no assurance can be given that any additional patents will be issued or, if issued, will be of commercial benefit to Praxis. In addition, it is impossible to anticipate the breadth or degree of protection that any such patents may afford. To the extent that Praxis relies on unpatented proprietary technology, no assurance can be given that others will not independently develop or obtain substantially equivalent or superior technology or otherwise gain access to Praxis' trade secrets, that any obligation of confidentiality will be honored or that Praxis will be able to effectively protect its rights to proprietary technology. Further, no assurance can be given that any products developed by Praxis will not infringe patents held by third parties or that, in such case, licenses from such third parties would be available on commercially acceptable terms, if at all.

COMPANY DEVELOPMENT

         It is envisioned that the Company will develop in stages:

         o   Research and Development
         o   Clinical Trials
         o   Commercialization

         Praxis' business plan envisions the first two stages taking place over the next three-year period. The Company has engaged in private placements of its stock to fund research and development activities. Additional funding of approximately $6,000,000 is being sought by the Company to enable it to develop its intellectual property portfolio and to engage in early clinical trials of its proposed products. Clinical trial activities will be necessary to generate evidence of efficacy in order to attract alliance partners. An alliance in pharmaceutical terms is the joint effort of a major pharmaceutical company and a smaller "junior" drug developer who has the idea and the research, but not sufficient capital to continue this to the next and most critical phase. Management believes that the future viability of Praxis relies greatly on the opportunity to gain the support, for mutual benefit, of one of the larger worldwide drug houses. This may be particularly appropriate to the development of formulations for topical or ocular delivery of Praxis drugs. Strategic alliances with such companies will be investigated as a matter of priority by Praxis.


         The Company entered into a Research, Development and Licence Agreement with Fairchild International Inc., an affiliate, dated as of May 11, 1999, which closed September 30, 1999. This agreement has been filed as Exhibit 10.1 to this registration statement, with the exception of a "Schedule B" referenced in the agreement which was never made a part of the agreement. At the time Praxis entered into the agreement, David Stadnyk, an officer, director, and principal shareholder of the Company, owned approximately 16.4% of the outstanding stock of Fairchild and was a promoter of Fairchild. In addition, in March 1999 Fairchild paid Mr. Stadnyk consulting compensation of $25,000, 500,000 shares of Fairchild common stock, and one-year options to purchase 1,000,000 shares of Fairchild common stock. The options expired without having been exercised. See
Part I - Item 7. Certain Relationships and Related Transactions.




         Under that agreement, Fairchild obtained an exclusive, worldwide license to make, use, and sell products and processes developed by Praxis relating to arthritis and dermal wrinkles in consideration for 2,600,000 shares of Fairchild common stock (valued at $26,000) and a research engagement for $250,000. A first installment of $62,500 was paid on October 1, 1999. Quarterly payments of $50,000 are to be made beginning January 1, 2000, with a final payment of $37,500 due October 1, 2000. The January 1, 2000 and April 1, 2000 installments have been paid. The receipt of the remaining $87,500 from Fairchild is not certain. Fairchild's financial condition is questionable. The independent auditors' report on Fairchild's financial statements for the year ended December 31, 1998 included an explanatory paragraph relating to the uncertainty of Fairchild's ability to continue as a going concern.



         Praxis agreed to conduct certain research projects commencing October 1, 1999. Any new intellectual property developed as a result of that research is to be included as part of the licensed technology and licensed to Fairchild. Fairchild is authorized to grant sublicenses and/or assign the license to an affiliate. Praxis is to be paid 35% of net revenue, which is any consideration received by Fairchild from the sale of a licensed product or the granting of a sublicense, less all of the following: the $250,000 paid by Fairchild and any other development costs, manufacturing and production costs, marketing and selling costs, and expenses incurred by Fairchild in connection with obtaining regulatory approvals. While the net revenue definition used in the Fairchild agreement is believed by management of the Company to be typical for this type of licensing agreement, it is not certain when, if, or to what extent Praxis will receive any revenues from this licensing arrangement. Upon the expiration of the last licensed patent, which includes any patents arising out of applications to be filed in the future, Fairchild's license shall become a fully paid-up, perpetual license. This date would be no sooner than 2016. The settlement of any disputes regarding this agreement with Fairchild will be by binding arbitration, with the arbitrators to be selected by the Company and Fairchild.


         Praxis  will  use  its  best   efforts  to  conduct  the  research  and
development program outlined in the agreement with Fairchild. The agreement provides for adjustment of milestones according to progress. If the research and development project cannot be concluded satisfactorily by Praxis, the licensing component of the agreement is still in force unless the two parties mutually negotiate another research and development agreement or a new licensing agreement. Royalties are still payable to Praxis even if Praxis does not perform the research and development program to completion. Royalties from Fairchild to Praxis in the event of an alliance between Fairchild and a larger firm would still be 35% of net revenue, whether it is licensing fees or royalty payments that Fairchild receives from the larger firm. An alliance with a larger pharmaceutical firm would be on the basis of cash flowing from the larger firm to Praxis and Fairchild, so it would not result in a requirement of any payments from Praxis to another party.

         In October 1999, an agreement was entered into whereby the equity investment made in Praxis-Australia would be reduced to 35% through research and development funding invested by Rothschild Bioscience Managers

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

Limited, of Melbourne, Victoria. The Rothschild investment is solely for the purpose of research and development into phosphosugar-based anti-inflammatory agents for registered therapeutic use.

         It is expected that the profitability and financial viability of the Company will ultimately rest with the corporate alliances that will be entered into at this stage of fund raising. As noted above, the benefits of a correctly structured alliance can be enormous for both parties involved. The Company expects to incur significant operating losses over at least the next three years. There is every likelihood that these losses may increase in the future as the research and development and clinical trials continue. The Company's profitability will ultimately depend upon its ability to reach development and obtain regulatory approval for its products, and to enter into alliances to develop, manufacture and market the products. There is no guarantee that the Company will ever be profitable.

         Praxis' near-term goals are to raise the funds necessary for the next five years of company research and development activities through share offerings and cash flow derived from sales and or licensing agreements on cosmetic products; invest in a dedicated research facility and personnel; and generate pre-clinical and early clinical results for the lead compounds. Over the long term, its goal is to develop strategic alliances with established pharmaceutical companies in order to conduct large scale, late stage clinical trials and to market approved therapeutics.

RESEARCH AND DEVELOPMENT


         During the fiscal years ended May 31, 1999 and 1998, the Company incurred $92,456 and $50,016 in research costs, respectively. Through the nine months ended February 29, 2000, the Company spent $200,889 on research and development.


         In general terms the research and development process for the pharmaceutical agents is as follows:

         o Secure source of drug substance
         o Development of validated analytical assays for purity and stability
         o Development of validated analytical assays for detection of the drug substance in plasma
         o Formulation studies to provide a stable formulation for human use
         o Full toxicology program in accord with current international guidelines
         o Preparation of clinical trial material

         This process is expected to cost approximately $1,000,000 to complete and allows commencement of clinical trials. The Company intends to focus its efforts on the following conditions/diseases: psoriasis, surgical adhesions, ocular inflammation, rheumatoid arthritis, and wrinkles. Specific strategic commercial targets are as follows:

         o Psoriasis - Develop optimal dermal formulation and enter early stage clinical trials by second quarter 2001. Following the early stage trials (early Phase II), the Company plans to form a strategic alliance with large pharmaceutical company to advance clinical trials.

         o Surgical adhesions - Develop a data package which will be used to enter into an agreement with an appropriate large pharmaceutical company to receive milestone and royalty payments for further development. The goal is to have such a data package by first quarter 2001.

         o Ocular inflammation - Develop a data package which will be used to enter into an agreement with an appropriate large ophthalmic specialist pharmaceutical company to receive milestone and royalty payments for further development. The goal is to have such a data package by first quarter 2001.

         o Rheumatoid arthritis - Develop optimal oral formulation and enter early stage clinical trials by first quarter 2002. Following the early stage trials (early Phase II), the Company plans to form a strategic alliance with a large pharmaceutical company to advance clinical trials.

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


         o Wrinkles - A dermal product is to be finalized by second quarter 2000 and initial trials will begin in fourth quarter. An agreement has been entered into with a cosmetic marketing company that will be responsible for production and sales of the product in early 2001.

         o Acne - Clinical trials of a potential acne treatment developed internally by Praxis commenced in March 2000. If the results are favorable the filing of a new patent will be completed and a suitable alliance partner will be sought for further development and marketing.

         Although several drugs have been developed by various pharmaceutical companies to treat the diseases targeted by Praxis, relatively limited research has been conducted in the development of carbohydrate based on M6P receptor targeted pharmaceutical products. Although Praxis has demonstrated in pre-clinical studies that its carbohydrate compounds may have applicability in a broad range of diseases, clinical studies are yet to be performed to confirm these findings. The Company's proposed products are in the early development stage, require significant further research, development, testing and regulatory clearances, and are subject to the risks of failure inherent in the development of products based on innovative technologies. These risks include the possibilities that any or all of the proposed products may be found to be ineffective or toxic, or otherwise may fail to receive necessary regulatory clearances; that the proposed products, although effective, may be uneconomical to market; or that third parties may market superior or equivalent products. Due to the extended testing and regulatory review process required before marketing clearance can be obtained, Praxis does not expect to be able to realize revenues from the sale to consumers of any drugs within the next five years.

GOVERNMENT REGULATION

         The production and marketing of Praxis's pharmaceutical products are subject to regulation for safety, efficacy and quality. The Food and Drug Administration approval procedure involves completion of certain pre-clinical and manufacturing/stability studies and the submission of the results of these studies to the FDA in an Investigational New Drug (IND) application in support of performing clinical trials. IND allowance is then followed by performance of human clinical trials and additional pre-clinical and manufacturing quality control studies supporting safety, efficacy and manufacturing quality control. The information developed under the IND is compiled into a New Drug Application and submitted to FDA for approval to market. The sequence of events is as follows:

         o PRE-CLINICAL STUDIES involve laboratory evaluation of product characteristics and animal studies to assess the efficacy and safety of the product. These tests take on the average three and one-half years.
         o AN IND IS FILED with the FDA to begin testing the product on people. The IND becomes effective if the FDA does not disapprove it within 30 days. However, any FDA comments or questions must be answered to the satisfaction of the FDA before initial clinical testing can begin. In some instances, this process could result in substantial delay and expense
         o PHASE I trials consist of testing of the product in a small number of normal volunteers, primarily for safety. These trials take on the average one year.
         o In PHASE II, in addition to safety, the efficacy of the product is evaluated in a small patient population. This typically takes about two years.
         o PHASE III trials typically involve multicenter testing for safety and clinical efficacy in an expanded population of patients at geographically dispersed test sites. A clinical plan, or "protocol," accompanied by the approval of the institutions participating in the trials, must be submitted to the FDA prior to commencement of each clinical trial. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time if adverse events that endanger patients in the trials are observed. These trials take on the average three years.
         o NEW DRUG APPLICATION (NDA) is prepared and filed with the FDA, containing an analysis of the results of the pre-clinical and clinical studies on the new drug. Following extensive review, the FDA may grant marketing approval, require additional testing or information or deny the application. The average NDA review time for new drugs is roughly two and one-half years.
         o PHASE IV clinical trials may be requested to be performed after marketing approval to resolve any lingering questions.



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


         Continued compliance with all FDA requirements and the conditions in an approved application, including product specifications, manufacturing process and labeling requirements, are necessary for all products. Failure to comply, or the occurrence of unanticipated adverse events during commercial marketing, could lead to the need for labeling changes, product recall, seizure, injunctions against distribution or other FDA-initiated action, which could delay further marketing until the products are brought into compliance.

         The NDA itself is a complicated and detailed document and must include the results of extensive animal, clinical and other testing, the cost of which is substantial. Although the FDA is required to review applications within 180 days of filing, in the process of reviewing applications the FDA frequently requests that additional information be submitted and starts the 180 day regulatory review period anew when the requested additional information is submitted. The effect of such requests and subsequent submissions can significantly extend the time for the NDA review process. Until an NDA is actually approved, no assurance can be given that the information requested and submitted will be considered adequate by the FDA to justify approval.

         Whether or not FDA approval has been obtained, approval of a product by a comparable regulatory authority must be obtained in most foreign countries prior to the commencement of marketing of the product in that country. The approval procedure varies from country to country and may involve additional testing, and the time required may differ from that required for FDA approval. Although some procedures for unified filings exist for certain European countries, in general each country has its own procedure and requirements, many of which are time consuming and expensive. Thus, substantial delays in obtaining required approvals from foreign regulatory authorities may be encountered after the relevant applications are filed. After such approvals are obtained, further delays may be encountered before the products become commercially available.

         No assurance can be given that any required FDA or other governmental approval will be granted or, if granted, will not be withdrawn. Governmental regulation may prevent or substantially delay the marketing of Praxis's proposed products and cause Praxis to undertake costly procedures. This may furnish a competitive advantage to the more substantially capitalized companies with which Praxis plans to compete. In addition, the extent of potentially adverse government regulations that may arise from future administrative action or legislation cannot be predicted.

COMPETITION

         Praxis faces significant competition in the area of pharmaceutical research. Due to the Company's small size, it can be assumed that most if not all of its competitors have significantly greater financial, technical, and other resources. These competitors may be able to respond more quickly to new or emerging technologies than Praxis can. Also, the Company's competitors and potential competitors have greater name recognition and ability to enter into strategic partnerships to engage in new research and development efforts. To compete, Praxis may be forced to narrow its research and development focus, reducing its likelihood for success.

EMPLOYEES


         As of May 31, 2000, the Company had 6 full-time employees, 1 of which was an officer of the Company, Dr. William Cowden.


         The Company's opportunity for success depends largely upon the efforts, abilities, and decision-making of its executive officers. The loss any of the Company's key personnel could, to varying degrees, have an adverse effect on its operations and research and development efforts. The loss of any one of them would have a material adverse affect on the Company.

         The Company does not currently maintain "key-man" life insurance on any of its executive officers, and there is no contract in place assuring their services for any length of time. Within a reasonable period of time after sufficient funds are available, it is the Company's intention to develop a plan to purchase key-man life insurance for one or more key persons, with the Company designated as the beneficiary, and enter into employment contacts with its key executives. There is no assurance that the services of any member of management will remain available to the Company for any period of time, that the Company will be able to enter into employment contracts with any of its management, or that any of the Company's plans to reduce dependency upon key personnel will be successfully implemented. The Company plans to have industry standard non-compete and non-disclosure agreements with all of its employees.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         The following discussion of the financial condition and results of operations for Praxis should be read in conjunction with the accompanying financial statements and related footnotes.

GENERAL


         The Company's business is the development and commercialization of drugs and nutraceuticals designed to prevent inflammation and their sequelae, and the development of cosmetics for skin conditions. To date, Praxis has not generated any revenues from product sales, royalties or license fees. Effective September 30, 1999, the Company entered into a sublicensing arrangement with Fairchild International Corp. for the development of a nutraceutical and cosmetic agent. In exchange for this sublicense, the Company is to receive $250,000 as reimbursement for research and development costs it shall incur. This amount and other costs will be deducted in arriving at "net revenues" upon which Praxis' 35% royalty payment is based. Praxis plans to develop novel drugs and cosmetics, and to commercialize these products through the formation of partnerships, strategic alliances and license agreements with pharmaceutical and cosmetic companies.


         It is expected that the profitability and financial viability of the Company will ultimately rest with the corporate alliances it can obtain. The Company expects to incur significant operating losses over at least the next three years. It is likely that these losses may increase in the future as the research and development and clinical trials continue. The Company's profitability will ultimately depend upon its ability to reach development and obtain regulatory approval for its products, and to enter into alliances to develop, manufacture and market the products. There is no guarantee that the Company will ever be profitable.

         Praxis' near-term goals are to raise the funds necessary for the next five years of company research and development activities through share offerings and cash flow derived from sales and or licensing agreements on cosmetic products; invest in a dedicated research facility and personnel; and generate pre-clinical and early clinical results for the lead compounds. Over the long term, its goal is to develop strategic alliances with established pharmaceutical companies in order to conduct large scale, late stage clinical trials and to market approved therapeutics.

RESULTS OF OPERATIONS


         NINE MONTHS ENDED FEBRUARY 29, 2000 COMPARED TO NINE MONTHS ENDED FEBRUARY 29, 1999. The Company continues to incur losses from operations. The net loss for the nine months ended February 29, 2000 was $374,035 as compared to $398,531 during the comparable nine-month period in 1999. The slight decrease in the net loss is due to the receipt of $158,193 in research and development funding, which is recorded as a reduction of research and development expenses. Were it not for the recovered costs, research and development expenses in 2000 ($200,889) actually increased 95% over 1999 amounts ($102,887). Stock option plan compensation of $173,776 was incurred for the current period which was not incurred in fiscal 1999. Promotion and travel expenses in 2000 ($73,832) also increased by 101% over 1999 amounts ($36,481), as did professional fees ($40,137 in 2000 compared to $21,563 in 1999) and related party administration charges ($31,550 in 2000 compared to $18,182 in 1999). However, there were significantly decreased consulting expenses in the 2000 period ($2,500), as compared to $210,708 in 1999.


         YEAR ENDED MAY 31, 1999 COMPARED TO PERIOD ENDED MAY 31, 1998. For the year ended May 31, 1999, the net loss was $490,574 as compared to a loss of $68,296 for the period from inception at June 20, 1997 to May 31, 1998. Administration expenses increased from $15,460 in 1998 to $353,118 in 1999. The most significant component of these expenses in 1999 was consulting fees of $213,358. Most of these consulting fees were paid through the issuance of the Company's common stock for public relations and other services. Research and development costs increased by $42,440 from $50,016 in 1998 to $92,456 in 1999, an 84.9% increase. 1999 costs increased due to the hiring of a director of research and development and to increased pre-clinical study costs and internal research and development efforts. The Company expects that research and development costs will continue to increase in 1999, reflecting increased pre-clinical and clinical testing of its products.

LIQUIDITY AND CAPITAL RESOURCES


         Since inception, the primary source of funding for Praxis' operations has been the private sale of its securities. For the nine months ended February 29, 2000, the Company issued common stock for cash of $150,000. Through May 31, 1999, the Company issued common stock for cash of $302,725 and services of $209,208, and sold $50,000 of convertible debentures.



         At February 29, 2000, the Company's working capital deficiency was $93,656, as compared to a deficiency of $16,397 at May 31, 1999 and a deficiency of $119,296 at May 31, 1998. Of the liabilities at February 29, 2000, $71,426 was owed to related parties. Of the liabilities at May 31, 1999, $113,082 was owed to Alexander Cox & Co., an affiliate, for sums advanced for operations.


         Until such time as the Company obtains agreements with third-party licensees or partners to provide funding for the Company's anticipated research and development activities, the Company will be dependent upon proceeds from the sale of securities. Further, substantial funds will be required before the Company is able to generate revenues sufficient to support its operations. There is no assurance that the Company will be able to obtain such additional funds on favorable terms, if at all. The Company's inability to raise sufficient funds could require it to delay, scale back or eliminate certain research and development programs.

         The report of the Company's independent auditors on the financial statements for the year ended May 31, 1999, includes an explanatory paragraph relating to the uncertainty of the Company's ability to continue as a going concern. Praxis has suffered losses from operations, requires additional financing, and needs to continue the development of its products. Ultimately the Company needs to generate revenues and successfully attain profitable operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. There can be no assurance that it will be able to develop a commercially viable product. Even if the Company were able to develop a commercially viable product, there is no assurance that it would be able to attain profitable operations.

PLAN OF OPERATION


         Assuming that Fairchild pays its remaining installments of $87,500, the Company currently has cash and cash commitments to support the pre-clinical research program into anti-inflammatory drugs and anti-wrinkle compounds for at least the next 15 months. Additional funds will be needed to support any further operations at that time. In order to increase the value of the intellectual property to enhance the value of the Company, further funding will be required in the next 12 months to increase the size of the research and development operations and to conduct clinical trials. Pre-clinical research and development can be accomplished without an injection of capital in the next 12 months assuming receipt of the Fairchild funds. Unless extra capital is raised in the next 12 months there will be no change in the number of employees or rate of research and development. There are no anticipated purchases of plant or equipment or sale of same.



         The receipt of the Fairchild funds is not certain. As indicated in Part I - Item 1. Description of Business above, Fairchild's financial condition is questionable. The independent auditors' report on Fairchild's financial statements for the year ended December 31, 1999 included an explanatory paragraph relating to the uncertainty of Fairchild's ability to continue as a going concern.



         If Fairchild can obtain the capital necessary to fund the costs for manufacturing, production, marketing, selling, and obtaining regulatory approvals, it is possible that sales of products for arthritis and wrinkles could commence in one to two years. This differs from prescription drugs, for which Praxis does not expect to be able to realize revenues from the sale to consumers within the next five years due to extended testing and regulatory review. The regulatory requirements are much less stringent for cosmetic and nutraceutical products than for prescription drugs. While there is nothing in the agreement that would prevent Fairchild from unilaterally deciding to continue to spend money on research and thereby, perhaps, use all monies that would otherwise be paid to Praxis as royalties, doing so would not benefit Fairchild. It would be in Fairchild's interest to commence sales of products to generate revenues.

YEAR 2000 READINESS DISCLOSURE

         The Year 2000 issue refers to the inability of computer and other information technology systems to properly process date and time information due to the programming of a two digit year rather than a four digit year. The risk is that a system will recognize the digits "00" as 1900 rather than the year 2000, or that the system may not recognize "00" as a year at all. As a result, computers and embedded processing systems may be at risk of malfunctioning, particularly during the transition from 1999 to 2000.

         The Company has completed its assessment of the impact of Year 2000 issues on its business operations. The Year 2000 issue may affect the Company in four principal areas including: (1) computer systems such as personal computers, operating systems, business software, and application software including accounting systems, technical support software and administration software; (2) field assets (primarily embedded systems) such as programmable logic controllers and equipment control panels; (3) other systems such as telephones, photocopiers and facsimile machines; and (4) third-party suppliers and service providers such as banks and insurance companies.

         To date, the Company has implemented and tested its computer software and hardware for Year 2000 compliance and has concluded that its hardware and software is Year 2000 compliant.

         The Company's Year 2000 program is designed to reduce the Company's risk of material losses due to the Year 2000 issue. Management does not anticipate any material adverse effect from the Year 2000 issue; however, the Company cannot be certain that it will not suffer material adverse effects in the event that third parties upon which the Company is dependent are unable to resolve their Year 2000 issues.


ITEM 3.  DESCRIPTION OF PROPERTY.

         The Company does not own real property. The Company shares office facilities in Vancouver, British Columbia, for its executive offices, and is charged for office and rent and administrative services on a proportional cost basis by an affiliate. See Part I - Item 7. Certain Relationships and Related Transactions.

         Praxis accesses its research facilities through academic appointments of the directors with the Australian National University and the payment of an overhead fee to the university for the use of the facilities. These facilities include laboratory and animal facilities, which are already in use for the purpose of producing carbohydrate-based therapeutic compounds to be used in pre-clinical and clinical trials and meet all the necessary regulatory requirements. Praxis also has access to purpose built and equipped laboratory facilities, which are dedicated to all aspects of carbohydrate chemistry including synthesis, purification and analysis of compounds. The facilities also allow the performance of most other aspects of chemistry that might be required. Animal research facilities for all pre-clinical studies are available and are being used by Praxis as a result of Dr. Cowden's appointment at the Australian National University. These facilities meet all national standards for care and use of laboratory animals. Animals and associated services are provided by the University at a per animal charge which includes a component for infrastructure costs. Magnetic resonance imaging and mass spectroscopy are freely accessible. A Silicon Graphics workstation is operated and owned by Praxis. Full information technology services are in place enabling high speed Internet connection and computerized data handling. Other John Curtin School of Medical Research laboratories and scientists are also accessible by Praxis in the event of needing technology that is not directly available.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The following table provides certain information as to the officers and directors individually and as a group, and the holders of more than 5% of the Company's common stock, as of December 10, 1999. Except as otherwise indicated, the persons named in the table have sole voting and investing power with respect to all shares of common stock owned by them.

 NAME AND ADDRESS OF OWNER         NUMBER OF SHARES OWNED   PERCENT OF CLASS (1)

Dr. Brett Charlton                     1,666,110 (2)(3)            13.45%
24/1-9 Totterdell Street
Belconnen, 2617 Australia

Dr. William Cowden                     1,566,110 (3)               12.64%
56 Urambi Village
Darlington, NSW 2008 Australia

David Stadnyk                          1,266,110 (3)               10.22%
430 - 744 Hastings Street
Vancouver, BC V6C 1A5 Canada

Neysa Investments Pty. Ltd.              800,000                    6.77%
159 Victoria Road
Drummoyne, NSW 2047 Australia

Officers and directors as a group      4,498,330(4)                33.27%
(3 persons)


------------

(1) Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants or the conversion of convertible securities within 60 days from December 10, 1999, these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person. Percentages are based on 11,822,209 shares outstanding.

(2) Includes 800,000 shares held in the name of Neysa Investment Ltd., a company owned and controlled by Dr. Charlton.

(3)      Includes  566,110 shares  issuable upon exercise of stock options.  See
         Item 6. Executive Compensation.

(4)      Includes 1,698,330 shares issuable upon exercise of stock options.  See
         Item 6. Executive Compensation.

CHANGES IN CONTROL

         We are not aware of any arrangements that may result in a change in control of Praxis.


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         The officers and directors of the Company are as follows:

NAME                        AGE      POSITION
----                        ---      --------
Dr. Brett Charlton          43       President, Medical Director, and director

Dr. William B. Cowden       45       Vice President, Scientific Director, and
                                      director

David Stadnyk               35       Secretary and director


         The term of office of each director ends at the next annual meeting of Praxis' stockholders or when such director's successor is elected and qualifies. The term of office of each officer ends at the next annual meeting of the Praxis' board of directors, expected to take place immediately after the next annual meeting of stockholders, or when such officer's successor is elected and qualifies.

         The last annual meeting was held on August 30, 1999, in Vancouver, British Columbia.

         DR. BRETT CHARLTON, President and a director of the Company since June 19, 1998, is also responsible for the institution and management of all clinical trials as the medical director of the Company. He has basic clinical training and clinical involvement, particularly in diabetes. He has held academic appointments at the Walter and Eliza Hall Institute (January 1986 to January
1988) and Stanford University (February 1992 to January 1995), and has been at the John Curtin School of Medical Research, Australian National University since January 1995. Dr. Charlton has been the Medical Director of the Clinical Studies Unit of the National Health Sciences Center since June 1997. The National Health Sciences Center, located in Deakin, Australian Capital Territory, is a commercially funded non-profit organization that has government-based principal shareholders of the Australian National University, the University of Canberra, and the Australian Capital Territory. Funding is derived from fee for service conduct of clinical trials and fee for service provision of graduate courses through the University of Canberra. Revenues are used for funding of scientific research activities in the government sector. Dr. Charlton spent three years with Baxter Healthcare (January 1988 to January 1991), as research manager, where he was involved with new technology assessment, strategic planning and clinical trial management. He has been consulting for the biomedical and pharmaceutical industry since 1984. Dr. Charlton has published more than 50 scientific papers in medical and biomedical journals. He is a graduate of the University of New South Wales, Sydney, Australia, receiving his M.D. degree in 1979 and Ph.D. in 1985.

         DR. WILLIAM B. COWDEN, Vice President and a director of the Company since June 19, 1998, is also chief scientist and responsible for all drug development programs and pre-clinical testing. He has been the Senior Research Fellow at the John Curtin School of Medical Research, and Principal Scientific Advisor to ANUTech Pty Ltd., Canberra, Australia, since April 1994. Dr. Cowden was previously Senior Scientist at Peptide Technology Ltd., an Australia-based company, from April 1994 to May 1998. As part of his work within the commercial sector Dr. Cowden has been involved in drug development studies from the earliest stages of identification of drug candidates, including pre-clinical assessment, up to the early clinical trial stage. Major pharmaceutical companies, such as Johnson & Johnson Medical Corp., Cypros Pharmaceuticals Inc., and Progen Industries Inc., currently license some agents discovered in his laboratory. He has published over 100 papers in peer-reviewed scientific medical journals. He is the inventor and co-inventor on seven patents. He is a graduate of the University of Queensland, Brisbane, Australia, and received his Ph.D. degree in 1979.

         DAVID STADNYK, Secretary and a director of the Company from June 19, 1998 to September 21, 1999 and since December 21, 1999, has diverse experience in corporate management and finance. He has served as the Chairman, President, Secretary and a director of Goanna Resources, Inc., a publicly listed mining company (now known as Fairchild International Inc.) from its inception in June 1997 to March 1999. He was the President and CEO of Alexander News International, a publicly traded newspaper publishing chain in Canada, from July 1994 to February 1997. Mr. Stadnyk was also a licensed stockbroker with two national investment houses in Canada. Since July 1997, Mr. Stadnyk has been the executive director of Alexander Cox & Co. based in Sydney, Australia and Vancouver, British Columbia, which engages in financial consulting and venture capital funding. He is a graduate of the University of British Columbia.

         No other directorships are held by each director in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company, under the Investment Company Act of 1940.

         Drs. Charlton and Cowden and Mr. Stadnyk may be deemed to be "promoters" and "control persons" of the Company, as that term in defined in the Securities Act of 1933. There are no other control persons.


ITEM 6.  EXECUTIVE COMPENSATION.

         The Company is not presently paying any executive compensation except for consulting fees to Dr. Cowden. See Part I - Item 7. Certain Relationships and Related Transactions. It has no long-term incentive plans. The Company does not pay directors for their services as such nor does it pay any director's fees for attendance at meetings. Directors are reimbursed for any expenses incurred by them in their performance as directors.

         There are no employment agreements with any of the Company's executive officers.

STOCK OPTION PLAN

         On August 30, 1999, the Company's shareholders adopted a 1999 Stock Option Plan under which a total of 1,698,330 shares were reserved initially for grant to provide incentive compensation to officers and key employees. The number of shares available for grant adjusts annually, commencing on the first day of the next fiscal year to a number equal to 15% of the number of shares outstanding on last day of the fiscal year just completed.

         The board of directors administers the Stock Option Plan. Options may be granted for up to 10 years at not less than the fair market value at the time of grant, except that the term may not exceed five years and the price must be 110% of fair market value for any person who at the time of grant owns more than 10% of the total voting power of the Company. Unless otherwise specified in an optionee's agreement, options granted under the plan to officers, officer/directors, and employees will become vested with the optionee after six months. The Plan will remain in effect until the board of directors terminates it, except that no incentive stock option, as defined in Section 422 of the Internal Revenue Code, may be granted after July 8, 2009.

         Options may be  exercised  by payment of the option  price (i) in cash,
(ii) by tender of shares of Company common stock which have a fair market value equal to the option price, or (iii) by such other consideration as the board of directors may approve at the time the option is granted.

         As of December 10, 1,698,330 options had been granted under the plan as follows:

-------------------------------------------------------------------------------------------------------------------
           OPTIONEE                  NUMBER OF OPTIONS             EXERCISE PRICE               EXPIRATION DATE
-------------------------------------------------------------------------------------------------------------------
Dr. Brett Charlton                        566,110                       $0.41                     12/09/2004
-------------------------------------------------------------------------------------------------------------------
Dr. William Cowden                        566,110                       $0.41                     12/09/2004
-------------------------------------------------------------------------------------------------------------------
David Stadnyk                             566,110                       $0.41                     12/09/2004
-------------------------------------------------------------------------------------------------------------------


ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


         Alexander Cox & Co., a company owned and controlled by David Stadnyk, has advanced sums to the Company from time to time for working capital needs. At May 31, 1999 and February 29, 2000, $113,082 and $71,426, respectively, were owed to Alexander Cox & Co. The May 31, 1999 amount was owed for the following: administration and office charges ($18,493) and expenses paid on behalf of the Company, such as research and development ($34,234); reorganization costs ($57,500); and professional fees ($3,148). A repayment of $293 offsets these amounts. Interest does not accrue and there is no date established for repayment. In addition, the Company shares office facilities with Alexander Cox & Co. and is charged for its proportional share of rent and administrative services. During the year ended May 31, 1999, $14,874 was paid for rent and services.



         The Company entered into a Research, Development and Licence Agreement with Fairchild International Inc., an affiliate, dated as of May 11, 1999, which closed September 30, 1999. Under that agreement, Fairchild obtained an exclusive, worldwide license to make, use, and sell products and processes developed by Praxis relating to arthritis and dermal wrinkles in consideration for 2,600,000 shares of Fairchild common stock (valued at $26,000) and a research engagement for $250,000. A first installment of $62,500 was paid on October 1, 1999. Quarterly payments of $50,000 are to be made beginning January 1, 2000, with a final payment of $37,500 due October 1, 2000. The January 1, 2000 and April 1, 2000 installments have been paid. Praxis agreed to conduct certain research projects commencing October 1, 1999. Any new intellectual property developed as a result of that research is to be included as part of the licensed technology and licensed to Fairchild. Fairchild is authorized to grant sublicenses and/or assign the license to an affiliate. Praxis is to be paid 35% of any consideration received by Fairchild from the sale of a licensed product or the granting of a sublicense, less the $250,000 and any other development costs, manufacturing and production costs, and marketing and selling costs. At the time Praxis entered into the agreement with Fairchild in May 1999, David Stadnyk, an officer and director of the Company, owned approximately 16.4% of the outstanding shares of Fairchild and was a promoter of Fairchild. In addition, in March 1999 Fairchild paid Mr. Stadnyk consulting compensation of $25,000, 500,000 shares of Fairchild common stock, and one-year options to purchase 1,000,000 shares of Fairchild common stock. The options expired without having been exercised. The

2,600,000 shares of Fairchild owned by the Company represented approximately 24% of the outstanding shares on the issuance date.


         During the year ended May 31, 1999 and nine months ended February 29, 2000, $14,869 and $22,972, respectively, were paid to Dr. William Cowden for consulting fees for services rendered in connection with the scientific conduct of research and development.



ITEM 8.  DESCRIPTION OF SECURITIES.

GENERAL


         The Company is authorized to issue of up to 50,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share. You may wish to refer to the Company's articles of incorporation and bylaws, copies of which are available for inspection. None of the holders of any class or series of the Company's capital stock has preemptive rights or a right to cumulative voting. As of July 19, 2000, there were issued and outstanding 12,434,709 shares of common stock and no shares of preferred stock.


PREFERRED STOCK

         The Company's board of directors may determine the designations, rights, preferences or other variations of each class or series of the preferred stock. No classes or series of preferred stock have been established as of the date of this registration statement. The issuance of any shares of preferred stock may operate to the detriment of the rights of holders of the common stock, such as possibly preventing a takeover that could be advantageous to the shareholders, making the common stock less marketable, and causing a decrease in the price of the common stock.

COMMON STOCK


         As of July 19, 2000, there were 12,434,709 shares of common stock issued and outstanding. The board of directors may issue additional shares of common stock without the consent of the common stockholders. The shareholders of the Company approved a 1-for-5 reverse stock split to be effected by the Board of Directors at any time on or before August 23, 2000.


         VOTING RIGHTS. Each outstanding share of common stock is entitled to one vote. The common stockholders do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose.

         NO PREEMPTIVE RIGHTS. Holders of common stock are not entitled to any preemptive rights.

         DIVIDENDS AND DISTRIBUTIONS. Holders of common stock are entitled to receive such dividends as may be declared by the directors out of funds legally available for dividends and to share pro rata in any distributions to holders of common stock upon liquidation or otherwise. However, the Company has never paid cash dividends on its common stock, and does not expect to pay such dividends in the foreseeable future.

         "PENNY STOCK REGULATION OF BROKER-DEALER SALES OF COMMON STOCK. The Securities and Exchange Commission (SEC) has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Generally, penny stocks are equity securities with a price of less than $5.00 (other than securities registered on certain national exchanges or quoted on the NASDAQ system). If the Company's shares are traded for less than $5 per share, as they currently are, the shares will be subject to the SEC's penny stock rules unless (1) the Company's net tangible assets exceed $5,000,000 during the Company's first three years of continuous operations or $2,000,000 after the Company's first three years of continuous operations; or (2) the Company has had average revenue of at least $6,000,000 for the last three years. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prescribed by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. As long as the Company's Common Stock is subject to the penny stock rules, the holders of the Common Stock may find it difficult to sell the Common Stock of the Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         Praxis common stock was traded over-the-counter from July 23, 1998 to March 8, 2000 on the OTC Bulletin Board, and since March 9, 2000 on the "Pink Sheets" under the symbol "PRXX". The following table sets forth the range of high and low bid quotations for each fiscal quarter since the stock began trading. These quotations reflect inter-dealer prices without retail mark-up, markdown, or commissions and may not necessarily represent actual transactions.


                                                       BID PRICES
                                                       ----------
1999 FISCAL YEAR                            HIGH                         LOW
----------------                            ----                         ---
Quarter ending 08/31/98                    $3.25                        $0.75
Quarter ending 11/30/98                    $0.88                        $0.06
Quarter ending 02/28/99                    $0.54                        $0.06
Quarter ending 05/31/99                    $1.70                        $0.19

2000 FISCAL YEAR
Quarter ending 08/31/99                    $1.84                        $0.39
Quarter ending 11/30/99                    $1.10                        $0.38
Quarter ending 02/29/00                    $1.00                        $0.30

Quarter ending 05/31/00                    $1.25                        $0.32



         On July 19, 2000, the closing bid price for the common stock was $0.30. The number of record holders of the common stock as of December 10, 1999, was 306 according to the Company's transfer agent. Holders of shares of common stock are entitled to dividends when, and if, declared by the board of directors out of funds legally available therefor.


ITEM 2.  LEGAL PROCEEDINGS.

         None.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         During the past three years, the Company has sold shares of its Common Stock, which were not registered under the Securities Act of 1933, as amended, as follows:

         1. In July 1998, the Company acquired Praxis-Nevada by issuing 5,000,000 shares of common stock to the 13 shareholders of Praxis-Nevada in reliance upon the exemption from registration contained in Rule 504 of Regulation D. No underwriters were used and no underwriting commissions were paid.

         2. In July 1998, the Company issued 305,403 shares of Common Stock to 3 persons for services valued at $30,540.30 in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

         3. In July 1998, the Company issued 215,450 shares of Common Stock to 142 persons for cash of $107,725 in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

         4. In August 1998, the Company sold a convertible debenture to Sholem Liebenthal in the principal amount of $100,000 due August 26, 1999 in reliance upon the exemption from registration contained in
              Section 4(2) of the Securities Act of 1933. From September 1998 to February 1999, Mr. Liebenthal converted $50,000 into 617,989 shares of Common Stock. The remaining principal of $50,000 was redeemed for cash. The Company relied upon Rule 504 for the issuance of the shares. No underwriters were used and no underwriting commissions were paid.

         5. In September 1998, the Company issued 516,832 shares of Common Stock to 6 persons for services valued at $129,208 in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

         6. In December 1998, the Company sold 600,000 shares of Common Stock to Grant Douglas Publishing, Inc. for $30,000 in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. Through an oversight the shares were not issued until June 1999.

         7. In February 1999, the Company issued 2,583,000 shares of Common Stock. 800,000 of the shares had been sold in November 1998 for $40,000 cash to Jewett Finance Corp. and Alexander Cox & Co. and the remaining 1,783,000 shares were issued for services valued at $80,000 to 5 persons in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. The services were rendered in October 1998 and November 1998. No underwriters were used and no underwriting commissions were paid.

         8. In February 1999, the Company issued 300,000 shares of Common Stock to Anutech as consideration for the Company's license in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid. Anutech was deemed to be sophisticated with respect to this transaction by virtue of its financial condition and relationship to members of management of the Company.

         9. In February 1999, the Company sold 250,000 shares of Common Stock for cash of $50,000 to Jewett Finance Corp. in reliance upon the exemption from registration contained in Rule 504 under the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

         10. In March 1999, the Company sold 833,333 shares of Common Stock for cash of $100,000 to Annette Gross-Blotekamp and Jewett Finance Corp. in reliance upon the exemption from registration contained in Rule 504 of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.

         11. In September 1999, the Company sold 500,000 shares of Common Stock for cash of $150,000 to Jeffrey Stone in reliance upon the exemption from registration contained in Rule 504 of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.


         12. From February 2000 to April 2000, the Company sold 362,500 units for cash of $145,000 to Lorne Campbell, Cheng Tai International, Craig Hiddleston, Vita A. Latrofa, William Latta, Paul Radford, Ian Savage, George Tsafalas, Cameron Watta, and Penelope Wedd in reliance upon Regulation S. Each unit consists of one share of Common Stock and one share purchase warrant exercisable for one year at $0.50 per share. One sale was made to Roy Meadows for 250,000 units for cash of $100,000 in reliance upon the exemption from registration contained in Section 4(2) of the Securities Act of 1933. No underwriters were used and no underwriting commissions were paid.


         With respect to the Company's claim of exemption pursuant to Rule 504, at the time of the transactions, the Company was not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, was not an investment company, and was not a development stage company that had no specific business plan. The aggregate consideration received for all the shares sold pursuant to this exemption was less than $1,000,000.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section  16-10a-901  ET SEQ. of the Utah Business  Corporation  Act and
Article VIII of the Company's Articles of Incorporation permit the Company to indemnify its officers and directors and certain other persons against expenses in defense of a suit to which they are parties by reason of such office, so long as the persons conducted themselves in good faith and the persons reasonably believed that their conduct was in the Company's best interests or not opposed to the Company's best interests, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Indemnification is not permitted in connection with a proceeding by or in the right of the corporation in which the officer or director was adjudged liable to the corporation or in connection with any other proceeding charging that the officer or director derived an improper personal benefit, whether or not involving action in an official capacity.


                                    PART F/S

See pages beginning with page F-1.


                                    PART III


------------------------------------------------------------------------------------------------------------------
    REGULATION                                                                                        SEQUENTIAL
    S-B NUMBER                                                                                       PAGE NUMBER
                                     EXHIBIT
------------------------------------------------------------------------------------------------------------------

       2.1          Stock Exchange Agreement with Micronetics, Inc.(1)                                   N/A
------------------------------------------------------------------------------------------------------------------
       3.1          Articles of Incorporation, as amended and restated(1)                                N/A
------------------------------------------------------------------------------------------------------------------
       3.2          Bylaws(1)                                                                            N/A
------------------------------------------------------------------------------------------------------------------
       10.1         Research,  Development  and  Licence  Agreement  dated May 11,  1999  between        N/A
                    Praxis Pharmaceuticals, Inc. and Fairchild International Inc.(1)(2)
------------------------------------------------------------------------------------------------------------------
       10.2         Exclusive  Licence  Agreement dated October 14, 1999 between Anutech Pty Ltd.        N/A
                    and Praxis Pharmaceuticals Australia Pty Ltd.(1)
------------------------------------------------------------------------------------------------------------------


                                       17



------------------------------------------------------------------------------------------------------------------
    REGULATION                                                                                        SEQUENTIAL
    S-B NUMBER                                                                                       PAGE NUMBER
                                     EXHIBIT
------------------------------------------------------------------------------------------------------------------

       10.3         Licence  Agreement dated October 14, 1999 between Anutech Pty Ltd. and Praxis        N/A
                    Pharmaceuticals Inc.(1)
------------------------------------------------------------------------------------------------------------------
       10.4         Shareholders   Agreement  dated  as  of  October  15,  1999,  between  Praxis        N/A
                    Pharmaceuticals  Australia Pty Ltd., Praxis  Pharmaceuticals  Inc., Perpetual
                    Trustees Nominees Limited, and Rothschild Bioscience Managers Limited(1)
------------------------------------------------------------------------------------------------------------------
       10.5         1999 Stock Option Plan(1)                                                            N/A
------------------------------------------------------------------------------------------------------------------
        21          Subsidiaries of the registrant(1)                                                    N/A
------------------------------------------------------------------------------------------------------------------
        27          Financial Data Schedule                                                              N/A
------------------------------------------------------------------------------------------------------------------

(1)  Filed previously
(2) Although a "Schedule B" was referenced in this document, it was never made a part of the document and therefore has not been filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      PRAXIS PHARMACEUTICALS, INC.



Date: July 19, 2000                   By:      /S/ BRETT CHARLTON
                                         --------------------------------------
                                            Dr. Brett Charlton, President

                           PRAXIS PHARMACEUTICALS INC.
                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1999


                           (EXPRESSED IN U.S. DOLLARS)

                           STEELE & CO.*
                   CHARTERED ACCOUNTANTS
*Representing incorporated professionals
                               SUITE 808      TELEPHONE:   (604) 687-8808
                808 WEST HASTINGS STREET      TELEFAX:     (604) 687-2702
         VANCOUVER, B.C., CANADA V6C 1C8      EMAIL:       EMAIL@STEELE-CO.BC.CA

                          INDEPENDENT AUDITORS' REPORT


TO THE SHAREHOLDERS OF
PRAXIS PHARMACEUTICALS INC.
 (FORMERLY MICRONETICS, INC.)


WE HAVE AUDITED THE ACCOMPANYING CONSOLIDATED BALANCE SHEETS OF PRAXIS PHARMACEUTICALS INC. (FORMERLY MICRONETICS, INC.) (A DEVELOPMENT STAGE COMPANY) AS OF MAY 31, 1999 AND 1998 AND THE RELATED CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT, CHANGES IN STOCKHOLDERS' EQUITY AND CASH FLOW FOR THE PERIODS THEN ENDED AND CUMULATIVE TO MAY 31, 1999. THESE FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE FINANCIAL STATEMENTS BASED ON OUR AUDIT.

WE CONDUCTED OUR AUDIT IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM THE AUDIT TO OBTAIN REASONABLE ASSURANCE ABOUT WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION. WE BELIEVE THAT OUR AUDIT PROVIDES A REASONABLE BASIS FOR OUR OPINION.

IN OUR OPINION, THE CONSOLIDATED FINANCIAL STATEMENTS REFERRED TO ABOVE PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF PRAXIS PHARMACEUTICALS INC. (FORMERLY MICRONETICS, INC.) AS AT MAY 31, 1999 AND 1998 AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOW FOR THE PERIODS THEN ENDED IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN PREPARED ASSUMING THAT THE COMPANY WILL CONTINUE AS A GOING CONCERN. AS DISCUSSED IN NOTE 3 TO THE FINANCIAL STATEMENTS, THE COMPANY HAS SUFFERED LOSSES FROM OPERATIONS, HAS A NET CAPITAL DEFICIENCY AND THERE IS NO REVENUE STREAM FROM OPERATIONS. AS A RESULT, THERE IS UNCERTAINTY ABOUT ITS ABILITY TO CONTINUE AS A GOING CONCERN. THE FINANCIAL STATEMENTS DO NOT INCLUDE ANY ADJUSTMENTS THAT MIGHT RESULT FROM THE OUTCOME OF THIS UNCERTAINTY.




VANCOUVER, CANADA                                              /s/STEELE & CO.
OCTOBER 8, 1999 (WITH AMENDMENTS TO
FEBRUARY 6, 2000 - NOTE 9)                                 CHARTERED ACCOUNTANTS

                           PRAXIS PHARMACEUTICALS INC.
                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEETS

                              MAY 31, 1999 AND 1998
                           (EXPRESSED IN U.S. DOLLARS)


                                                                                     1999                1998
                                                                                     ----                ----
ASSETS
 CURRENT
  CASH (NOTE 8)                                                                $        103,513    $        23,255
                                                                               ================    ===============
LIABILITIES
 CURRENT

  ACCOUNTS PAYABLE                                                             $          6,828    $             -
  REORGANIZATION COSTS PAYABLE                                                                -            100,000
  OWING TO RELATED PARTIES (NOTE 4)                                                     113,082             42,551
                                                                               ----------------    ---------------
                                                                                        119,910            142,551
                                                                               ----------------    ---------------
 COMMITMENTS (NOTE 7)

STOCKHOLDERS' EQUITY (DEFICIENCY)

 SHARE CAPITAL (NOTE 5)

  AUTHORIZED
   50,000,000 COMMON SHARES WITH A PAR VALUE
              OF $0.001 PER SHARE

  ISSUED AND PAID IN CAPITAL                                                            637,473                  -
   10,722,209 COMMON SHARES

 SHARE SUBSCRIPTIONS (NOTE 5)                                                            30,000             74,000

 DEFICIT ACCUMULATED DURING                                                            (683,870)          (193,296)
  THE DEVELOPMENT STAGE                                                        -----------------   ----------------

TOTAL STOCKHOLDER'S EQUITY (DEFICIENCY)                                                 (16,397)          (119,296)
                                                                               -----------------   ----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $        103,513    $        23,255
                                                                               ================    ===============

APPROVED BY THE DIRECTORS

---------------------------------

---------------------------------

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS

                           PRAXIS PHARMACEUTICALS INC.
                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

                         FOR THE YEAR ENDED MAY 31, 1999
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                                 TO MAY 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)



                                                               CUMULATIVE
                                                                   TO                      PERIOD ENDED
                                                                 MAY 31                       MAY 31
                                                                  1999               1999                1998
                                                                  ----       -----------------------------------------

PROJECT COSTS
 RESEARCH AGREEMENT AMENDMENT                              $         45,000    $         45,000    $             -
 RESEARCH                                                           142,472              92,456             50,016
 PATENT COSTS                                                         2,820                   -              2,820
                                                           ----------------    ----------------    ---------------
                                                                    190,292             137,456             52,836
                                                           ----------------    ----------------    ---------------
ADMINISTRATION EXPENSES

 RELATED PARTY ADMINISTRATION                                        18,493              14,874              3,619
  CHARGES
 BANK CHARGES AND FOREIGN                                             2,450               2,450                  -
  EXCHANGE
 CONSULTING                                                         213,358             213,358                  -
 FILING FEES                                                          1,484               1,484                  -
 FINDERS FEES                                                         7,500               7,500                  -
 OFFICE, RENT AND SECRETARIAL                                        11,200               7,508              3,692
 PROFESSIONAL FEES                                                   32,486              24,337              8,149
 TRANSFER AGENT FEES                                                  2,013               2,013                  -
 TRAVEL AND ENTERTAINMENT                                            79,594              79,594                  -
                                                           ----------------    ----------------    ---------------
                                                                    368,578             343,118             15,460
                                                           ----------------    ----------------    ---------------
NET LOSS FOR THE PERIOD (NOTE 6)                           $        558,870             490,574             68,296
                                                           ================
DEFICIT BEGINNING OF THE PERIOD                                                         193,296                  -
REORGANIZATION COSTS (NOTE 2)                                                                 -            125,000
                                                           ----------------    ----------------    ---------------
DEFICIT END OF THE PERIOD                                                      $        683,870    $       193,296
                                                                               ================    ===============
BASIC LOSS PER SHARE                                                           $           0.07
                                                                               ================

              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS


                           PRAXIS PHARMACEUTICALS INC.
                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                         FOR THE YEAR ENDED MAY 31, 1999
            AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                                 TO MAY 31, 1998

                           (EXPRESSED IN U.S. DOLLARS)


                                                                                                                      TOTAL
                                        COMMON SHARES             CAPITAL IN        SHARE                            STOCK-
                                        -------------             EXCESS OF       SUBSCRIP-                          HOLDERS'
                                    SHARES        AMOUNT          PAR VALUE         TIONS          DEFICIT           EQUITY
                                    ------        ------          ---------         -----          -------           ------

Share subscriptions                      -  $          -        $           -   $       74,000   $            -    $      74,000
Net loss for the period                  -             -                    -                -          (68,296)         (68,296)
Re-organization costs                    -             -                    -                -         (125,000)        (125,000)
                                ----------  ------------        -------------   --------------   --------------    --------------
Stockholders' equity
(deficiency) at May 31, 1998             -             -                    -           74,000         (193,296)        (119,296)

Common shares
  Issued for cash
    @ $0.001 per share           5,000,000         5,000                    -           (5,000)               -                -
    @ $0.05 per share              800,000           800               39,200                -                -           40,000
    @ $0.12 per share              833,333           833               99,167                -                -          100,000
    @ $0.20 per share              250,000           250               49,750                -                -           50,000
    @ $0.50 per share              215,450           215              107,510          (69,000)               -           38,725
  Issued for services
    @ $0.03 per share            1,400,000         1,400               40,600                -                -           42,000
    @ $0.10 per share              383,000           383               37,617                -                -           38,000
    @ $0.25 per share              516,832           517              128,691                -                -          129,208
  Issued for conversion of
   debentures
    @ $0.03 per share              325,926           326               10,674                -                -           11,000
    @ $0.11 per share              124,444           124               13,876                -                -           14,000
    @ $0.14 per share              106,667           107               14,893                -                -           15,000
    @ $0.16 per share               60,952            61                9,939                -                -           10,000
  Issued for reorganization
   costs @ $0.10 per share         305,403           305               30,235                -                -           30,540
  Issued for research
   agreement amendment             300,000           300               44,700                -                -           45,000
  Acquired on reorganization
   acquisition                     100,202           100                 (100)               -                -                -
Share subscriptions                      -             -                    -           30,000                -           30,000
Net loss for the year                    -             -                    -                -         (490,574)        (490,574)
                                ----------  ------------        -------------   --------------   ---------------   --------------
Stockholders' equity
(deficiency) at May 31, 1999    10,722,209  $     10,721        $     626,752   $       30,000   $     (683,870)   $     (16,397)
                                ==========  ============        =============   ==============   ==============    ==============



              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS

                                            PRAXIS PHARMACEUTICALS INC.
                                           (FORMERLY MICRONETICS, INC.)
                                           (A DEVELOPMENT STAGE COMPANY)

                                       CONSOLIDATED STATEMENTS OF CASH FLOW

                                          FOR THE YEAR ENDED MAY 31, 1999
                             AND THE PERIOD FROM JUNE 20, 1997 (DATE OF INCORPORATION)
                                                  TO MAY 31, 1998

                                            (EXPRESSED IN U.S. DOLLARS)


                                                               CUMULATIVE
                                                                   TO                     PERIODS ENDED
                                                                 MAY 31                       MAY 31
                                                                  1999               1999                1998
                                                                  ----        ----------------------------------------

CASH PROVIDED (USED) BY
 OPERATING ACTIVITIES
  NET LOSS FOR THE PERIOD                                  $         (558,870)  $        (490,574)  $        (68,296)
  ITEMS NOT AFFECTING CASH FLOW
  SHARE CAPITAL ISSUED
   FOR CONSULTING                                                     209,208             209,208                  -
   FOR RESEARCH AGREEMENT
    AMENDMENTS                                                         45,000              45,000                  -
  CHANGE IN NON-CASH  OPERATING ITEMS
   ACCOUNTS PAYABLE                                                     6,828               6,828                  -
                                                           ------------------  ------------------  -----------------
                                                                     (297,834)           (229,538)           (68,296)
                                                           ------------------  ------------------  -----------------
FINANCING ACTIVITIES
 OWING TO RELATED PARTIES                                             113,082              70,531             42,551
 SHARE CAPITAL ISSUED
  FOR CASH                                                            302,725             302,725                  -
  FOR CONVERSION OF DEBENTURES                                         50,000              50,000                  -
 SHARE SUBSCRIPTIONS                                                   30,000             (44,000)            74,000
 REORGANIZATION COSTS                                                 (94,460)            (69,460)           (25,000)
                                                           ------------------  ------------------  -----------------
                                                                      401,347             309,796             91,551
                                                           ------------------  ------------------  -----------------
CHANGE IN CASH FOR THE PERIOD                                         103,513              80,258             23,255
CASH BEGINNING OF THE PERIOD                                                -              23,255                  -
                                                           ------------------  ------------------  -----------------
CASH END OF THE PERIOD                                     $          103,513    $        103,513    $        23,255
                                                           ==================  ==================  =================


              THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE
                       CONSOLIDATED FINANCIAL STATEMENTS

                           PRAXIS PHARMACEUTICALS INC.

                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1999
                           (EXPRESSED IN U.S. DOLLARS)




1.  ACCOUNTING POLICIES

    a.  Basis of Presentation

        These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Praxis Pharmaceuticals Inc. (a Nevada corporation) and Praxis Pharmaceuticals Australia Pty. Limited. These financial statements have been prepared in accordance with accounting principles and practices generally accepted in the United States.

    b.  Pharmaceutical Research and Development

        The Company is engaged in the research and development of pharmaceutical products and expenses all costs incurred as period costs. The underlying value of the pharmaceutical products is entirely dependent upon the development of marketable products, the ability of the Company to obtain the necessary financing to complete development and upon future profitable production.

    c.  Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results may differ from the estimates.

    d.  Foreign Currency

        Transactions in foreign currencies are translated at rates prevailing on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies have been translated into U.S. dollars at a rate of exchange prevailing at year end. Exchange gains and losses from foreign currency translation adjustments are included in current costs.

                           PRAXIS PHARMACEUTICALS INC.

                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1999
                           (EXPRESSED IN U.S. DOLLARS)




1.  ACCOUNTING POLICIES (CONTINUED)

    e.  Income Taxes

        The Company has incurred operating losses which are available for tax credit carry forward. No certainty exists whether it is more likely than not that some portion of these amounts will be realized by a reduction of future taxes payable and no deferred tax asset has been recognized.

    f.  Uncertainty Due to Year 2000 Issue

        The Year 2000 Issue arises because many computerized systems may recognize the year 2000 as some other date, resulting in errors when information using year 2000 dates is processed. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

2.  CORPORATE RE-ORGANIZATION, NAME CHANGE AND ACQUISITION OF
     PRAXIS PHARMACEUTICALS INC. (A NEVADA CORPORATION)

    The re-organization of the Company included the consolidation of the Company's common shares to 100,202 outstanding on the basis of 118.45 old shares for 1 new share, cancellation of 51,969 post-consolidation common shares, and the change of the name from Micronetics, Inc. to Praxis Pharmaceuticals Inc. (a Utah corporation).

    By a share exchange agreement, the Company acquired a 100% interest in Praxis Pharmaceuticals Inc. (a Nevada corporation), a private company. 5,000,000 common shares were issued in exchange for all of the issued shares of the private company. In conjunction with the re-organization, the Company completed a private placement of 215,450 common shares and issued 305,403 common shares in partial settlement of its commitment for re-organization costs. The acquisition has been accounted for using the purchase method and applying accounting principles applicable to a reverse takeover. As such, the Company is a continuation of both the business and financial reporting of the private company and the comparative figures presented in these financial statements are for its year ended May 31, 1998.

                           PRAXIS PHARMACEUTICALS INC.

                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1999
                           (EXPRESSED IN U.S. DOLLARS)




3.  GOING CONCERN CONSIDERATIONS

    As at May 31, 1999, the Company had not reached a level of operations which would finance day to day activities. These financial statements have been prepared on the assumption that the Company is a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. Different basis of measurement may be appropriate when a Company is not expected to continue operations for the foreseeable future. The Company's continuation as a going concern is dependent upon its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings from third parties and related parties sufficient to meet current and future obligations. The Company suffered losses from operations of $530,574 and $68,296 for the periods ended May 31, 1999 and 1998 and had net capital deficiencies of $56,397 and $119,296 at May 31, 1999 and 1998 respectively.

4.  OWING TO RELATED PARTIES

    The Company shares office facilities and has common management and directorships with a number of public and private corporate related parties. The Company is charged for office rentals and administrative services on a proportional cost basis. Management believes that the methods of cost allocations and resultant costs are reasonable. Accounts with companies with common management and directorships, management and directors are unsecured with no fixed terms of interest or repayment.

    The amounts owing to related parties are owing to a company owned by a shareholder and director and are comprised of the following.

                                                                                 PERIODS ENDED
                                                  CUMULATIVE TO                      MAY 31
                                                   MAY 31, 1999             1999                 1998
                                                 ---------------        ----------------------------------
Administration and office charges                $       18,493         $   14,874             $   3,619
Payments on behalf of
  Reorganization costs                                   57,500             57,500                     -
  Professional fees                                       3,148                  -                 3,148
  Research and development advances                      34,234                  -                34,234
  Cash advances (repayments)                               (293)            (1,843)                1,550
                                                 ---------------        ------------           ----------
                                                 $      113,082         $   70,531             $  42,551
                                                 ===============        ============           ==========


5.  SHARE CAPITAL

    a.  Authorized

        50,000,000 common shares with a par value of $0.001 per share

    b.  Common Shares Issued                                                                  SHARES           CONSIDERATION
                                                                                              ------           -------------

           Shares of Praxis Pharmaceuticals Inc. (a Nevada corporation) issued for cash          5,000,000    $         5,000
           and exchanged for shares of Micronetics, Inc.
           Outstanding shares of  Micronetics, Inc. at date of acquisition with a                  100,202                  -
           nominal value
           For reorganization costs                                                                305,403             30,540
                                                                                          ----------------    ---------------
           Balance at completion of business re-organization                                     5,405,605             35,540
           For cash                                                                              2,098,783            297,725
           For services                                                                          2,299,832            209,207
           For debenture conversion                                                                617,989             50,000
           For research agreement amendment                                                        300,000             45,000
                                                                                          ----------------    ---------------

           Balance at May 31, 1999                                                              10,722,209    $       637,473
                                                                                          ================    ===============


    c.  Convertible Debentures

        During the year, the Company issued $100,000 of 8% Series A senior subordinated convertible redeemable debentures due August 26, 1999. Interest was payable monthly by the issue of common shares, commencing September 26, 1998. The debenture was convertible to common shares and the Company had the option to redeem the debentures by paying 125% of the principal balance.

        The debenture holder converted $50,000 to 617,989 common shares and principal of $50,000 was redeemed for cash. The debenture holder waived the interest and redemption premium.

                           PRAXIS PHARMACEUTICALS INC.

                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1999
                           (EXPRESSED IN U.S. DOLLARS)




5.  SHARE CAPITAL (CONTINUED)

    d.  Share Issue Commitments

        The Company has granted stock options to a corporate third party as follows:

            250,000 shares at $0.20 per share (subsequently exercised) 250,000 shares at $0.40 per share (subsequently exercised)

        The options have been granted to acquire shares of the Company at a price greater than the quoted market price of the stock on the date of the grant. The Company does not recognize an expense for services in accounting for the granting or exercise of the option.

    e.  Share Subscriptions and Subsequent Events

        Share subscriptions of $30,000 were received at May 31, 1999 to acquire 600,000 common shares (subsequently issued) at $0.05 per share.

        The Company's shareholders have approved a share consolidation of one new for five old common shares, effective September 16, 1999.

6.  INCOME TAXES

    The Company has incurred operating losses which are available to reduce future years' taxable income. As at May 31, 1999, tax losses of approximately $599,000 were incurred by different companies in different jurisdictions. These losses are available for carry forward but may only be available for offset in specific jurisdictions. No future benefits have been recognized in the accounts.

7.  PHARMACEUTICAL RESEARCH AND DEVELOPMENT AGREEMENTS

    The Company has entered into a research and development agreement with an Australian corporate third party subject to common management. In exchange for the funding of research and development of pharmaceutical products, the Company acquires the right of first refusal to obtain exclusive licences to the products. The public company will receive a 4% royalty on net sales of licenced products by the Company.

                           PRAXIS PHARMACEUTICALS INC.

                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1999
                           (EXPRESSED IN U.S. DOLLARS)




7.  PHARMACEUTICAL RESEARCH AND DEVELOPMENT AGREEMENTS (CONTINUED)

    The Company has entered into an agreement, effective September 30, 1999, to grant a world-wide sub-licence for certain products to a public company third party under common management. In exchange for the sub-licence, the Company is to receive 260,000 shares, representing a 24% ownership interest at the closing date of the agreement. The third party will also pay the Company $250,000 ($112,500 paid) to reimburse the Company for research and development costs incurred.

8.  SEGMENTED INFORMATION

    a.  Cash

        The Company maintains its cash balance in U.S., Canadian and Australian currencies. At the year end, the U.S. dollar equivalents were as follows.


                                                    1999                1998
                                                    ----                ----


        U.S. dollars                         $        13,339     $        19,965
        Australian dollars                            90,174                   -
        Canadian dollars                                   -               3,290
                                             ---------------     ---------------
                                             $       103,513     $        23,255
                                             ===============     ===============


    b.  Geographic Segments

                                                                       DOMESTIC            FOREIGN              TOTAL

        Net loss for the year                                      $        343,118    $        137,456    $        490,574
                                                                   ================    ================    ================
        Assets - current                                           $        13,339     $        90,174     $        103,513
                                                                   ================    ================    ================

        The Company's activities are all in the ore industry segment of the research and development of pharmaceutical products.

                           PRAXIS PHARMACEUTICALS INC.

                          (FORMERLY MICRONETICS, INC.)
                          (A DEVELOPMENT STAGE COMPANY)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

                                  MAY 31, 1999
                           (EXPRESSED IN U.S. DOLLARS)


9.  AMENDMENTS

    These financial statements have been amended to contain disclosures in response to comments of the Securities and Exchange Commission arising from the inclusion of the financial statements in the filing of a Form 10SB. Concurrently, it was determined that the financial statements erroneously disclosed that 800,000 common shares had been issued for consulting services at a deemed value of $40,000 ($0.05 per share). The 800,000 common shares were issued for case of $40,000 ($0.05 per share). These financial statements have been amended accordingly, resulting in a decrease in the loss from operations to $490,574 for the year, a decrease in the deficit accumulated during the development stage to $683,870 and a decrease in the stockholder deficiency to $16,397.

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                                  BALANCE SHEET

                                FEBRUARY 29, 2000

                           (EXPRESSED IN U.S. DOLLARS)


ASSETS

   CURRENT CASH                                               $         13,780

INVESTMENTS (NOTES 2 AND 4)                                             27,000
                                                               ===============

                                                              $         40,780
                                                               ===============
LIABILITIES

   CURRENT
     ACCOUNTS PAYABLE                                         $         36,010
     OWING TO RELATED PARTIES                                           71,426
                                                               ===============

                                                                       107,436

STOCK OPTION PLAN COMPENSATION (NOTE 3)                                 23,776
                                                               ===============

                                                              $        131,212
                                                               ===============
STOCKHOLDERS' EQUITY

  SHARE CAPITAL
    AUTHORIZED
    50,000,000 COMMON SHARES WITH A PAR VALUE
              OF $0.001 PER SHARE
    10,000,000 PREFERRED SHARES WITHOUT PAR VALUE
ISSUED AND PAID IN CAPITAL (NOTE 3)
    11,822,209 COMMON SHARES                                           967,473

DEFICIT ACCUMULATED DURING THE
 DEVELOPMENT STAGE                                                  (1,057,905)
                                                               ===============

TOTAL STOCKHOLDERS' EQUITY (DEFICIENCY)                                (90,432)
                                                               ===============

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $         40,780
                                                               ===============

                                    UNAUDITED
                                      F-14

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                   INTERIM STATEMENT OF OPERATIONS AND DEFICIT

        FOR THE NINE MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
                       AND CUMULATIVE TO FEBRUARY 29, 2000

                           (EXPRESSED IN U.S. DOLLARS)


                                               CUMULATIVE                            PERIODS
                                                  TO                                  ENDED
                                               FEBRUARY 29,          FEBRUARY 29,            FEBRUARY 28,
                                                 2000                   2000                      1999


OPERATING EXPENSES

RESEARCH AND DEVELOPMENT
  (NOTES 2 AND 4)                             $   391,181            $   200,889             $    102,887
  RECOVERED COSTS                                (158,193)              (158,193)                       -
BANK CHARGES AND EXCHANGE                           3,001                    551                    1,518
CONSULTING                                        215,858                  2,500                  210,708
OFFICE AND SECRETARIAL                             23,690                  8,993                    7,192
FINDERS FEES                                        7,500                      -                        -
PROMOTION AND TRAVEL                              153,426                 73,832                   36,481
PROFESSIONAL FEES                                  72,623                 40,137                   21,563
RELATED PARTY
  ADMINISTRATION CHARGES                           50,043                 31,550                   18,182

STOCK OPTION PLAN COMPENSATION                    173,776                173,776                        -
                                              ===========            ===========             ============

NET LOSS FOR THE PERIOD                       $   932,905                374,035                  398,531
                                              ===========

DEFICIT BEGINNING OF THE PERIOD                                          683,870                  193,296
                                                                     ===========             ============

DEFICIT END OF THE PERIOD                                             $1,057,905                 $591,827
                                                                     ===========             ============

BASIC LOSS PER SHARE                                                       $0.03                    $0.05
                                                                     ===========             ============


                                    UNAUDITED

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                         INTERIM STATEMENTS OF CASH FLOW

        FOR THE NINE MONTHS ENDED FEBRUARY 29, 2000 AND FEBRUARY 28, 1999
                       AND CUMULATIVE TO FEBRUARY 29, 2000

                           (EXPRESSED IN U.S. DOLLARS)

                                               CUMULATIVE                            PERIODS
                                                   TO                                 ENDED
                                              FEBRUARY 29,           FEBRUARY 29,              FEBRUARY 28,
                                                 2000                   2000                      1999

CASH PROVIDED (USED) BY
  OPERATING ACTIVITIES



   NET LOSS FOR THE PERIOD                    $  (932,905)           $  (374,035)              $  (398,531)
   ITEMS NOT AFFECTING CASH FLOW
     INVESTMENT CONSIDERATION                     (27,000)               (27,000)                        -
       FOR RECOVERED COSTS
     STOCK OPTION PLAN
       COMPENSATION                               173,776                173,776
     SHARE CAPITAL ISSUED FOR
       CONSULTING                                 209,208                      -                   209,208
     SHARE CAPITAL ISSUED FOR
       AMENDMENTS                                  45,000                      -                    45,000

   CHANGE IN NON-CASH OPERATING ITEM
     ACCOUNTS PAYABLE                              36,010                 29,182                    15,980
                                              ============           ============              ============

                                                 (495,911)              (198,077)                 (128,343)
                                              ============           ============              ============

FINANCING ACTIVITIES

   OWING TO RELATED PARTIES                        71,426                (41,656)                   10,468
   SHARE CAPITAL ISSUED FOR CASH                  482,725                150,000                   128,725
   SHARE CAPITAL ISSUED FOR
     CONVERSION OF DEBENTURE                       50,000                      -                    50,000
   REORGANIZATION COSTS                           (94,460)                     -                   (69,460)
                                              ============           ============              ============

                                                  509,691                108,344                   119,733
                                              ============           ============              ============

CHANGE IN CASH FOR THE PERIOD                 $    13,780                (89,733)                   (8,610)
                                              ============

CASH BEGINNING OF THE PERIOD                                             103,513                    23,255
                                                                      ===========              ============
CASH END OF THE PERIOD                                               $    13,780               $    14,645
                                                                      ===========              ============


                                    UNAUDITED

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO THE INTERIM FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000


1.       ACCOUNTING POLICIES AND NOTES

         The accounting policies followed by the Company are unchanged from those outlined in the audited financial statements for the year ended May 31, 1999. The notes to the financial statements at May 31, 1999 substantially apply to the interim financial statements at February 29, 2000 and are not repeated here. All adjustments have been made which, in the opinion of management, are necessary in order to make these financial statements not misleading.

2.       INVESTMENTS

         a.     Praxis Pharmaceuticals Australia Pty. - $1,000

         1,400,000 ordinary shares recorded at a nominal amount, currently representing an 84.8% interest, assuming the conversion of all share classes. The investee is in the development stage and the equity therein is represented by unexpended funds committed for research and development (Note 4). The net assets of the investee are unlikely to accrue to the equity holder during the development stage and, as such, no recognition is made in these accounts for the equity share of earnings, losses or change in share capital until the investee advances past the research and development stage.

         b.     Fairchild International Corp. - $26,000

         2,600,000 common shares recorded at a nominal amount, currently representing a 23.7% Interest. The investee is in the development stage and the equity therein is represented by unexpended funds committed for research and development (Note 4). The net assets of the investee are unlikely to accrue to the equity holder during the development stage and, as such, no recognition is made in these accounts for the equity share of earnings, losses or change in share capital until the investee advances past the development stage.

3.       SHARE CAPITAL

         a.     Issued and paid in capital


                                                                SHARES                      CONSIDERATION
                Common Shares

                Balance at May 31, 1999                     10,722,209                      $     637,473

                Issued during the period

                   For cash

                   @$0.05 per share                            600,000                             30,000

                   @$0.60 per share                            250,000                            150,000

                   @$0.60 per share                            250,000                            150,000
                                                           -----------                      -------------

                Balance at February 29, 2000                11,822,209                      $     967,473
                                                           ===========                      =============

                A share consolidation of one new share for five old common shares has been authorized by the shareholders and to be declared by the directors on or before August 23, 2000.

                                   UNAUDITED
                                      F-17

                           PRAXIS PHARMACEUTICALS INC.
                          (A DEVELOPMENT STAGE COMPANY)

                    NOTES TO THE INTERIM FINANCIAL STATEMENTS

                                FEBRUARY 29, 2000

3.       SHARE CAPITAL (CONTINUED)

         a.     Issued and paid in capital (continued)

                During the period options were exercised to acquire 500,000 common stocks at an average price of $0.30 per share. The difference between the quoted market price of $0.60 and the average exercise price of $0.30 per share aggregating $150,000 is recognized as stock option plan compensation cost during the current period.

         b.     Stock Option Plan

                Options have been granted to directors to acquire up to 1,698,330 common shares at $.41 per share to December 9, 2004.

                As of February 29, 2000, the quoted market price of shares relating to the outstanding stock options exceeded the option exercise price by $475,532. This stock option plan compensation cost is recognized over the sixty-month service period. Stock option plan compensation cost for the period aggregated $23,776.

4.       RESEARCH AND DEVELOPMENT

         The Company holds an ownership interest in Praxis Pharmaceuticals Australia Pty. which is subject to a shareholders' agreement, dated as of October 15, 1999, The agreement prescribes the terms whereby research funding will reduce the Company's ownership interest to 35% (currently 84.8%). As of the date of the agreement, the ownership interest is carried at a nominal value of $1,000. All advances to Praxis Pharmaceuticals Pty. are expensed when advanced. Funds held by Praxis Pharmaceuticals Pty. are committed to the research and development of phosphosugars and related licensed fields.

         The Company has licensed certain rights to Fairchild International Corp. for consideration consisting of 2,600,000 common shares and a commitment to provide research and development funding totaling $250,000 to October 1, 2000. The research and development funding is recorded as a reduction of costs when received.

5.       SEGMENTED INFORMATION

         Geographic Segments

         The Company's activities are all in the one industry segment of the research and development of pharmaceutical products. The research and development activities are carried out in Australia.



                                   UNAUDITED
                                      F-18

                                   EXHIBIT 27

                            FINANCIAL DATA SCHEDULE